NewsRelease

Siim A. Vanaselja Designated as Next TransCanada Chair

CALGARY, ALBERTA - December 8, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that Siim A. Vanaselja has been designated as the next chair of the TransCanada board.

Mr. Vanaselja will succeed S. Barry Jackson, who will retire as chair of the board at the close of TransCanada’s annual meeting of shareholders in 2017. Mr. Vanaselja’s appointment is subject to his re-election by TransCanada’s shareholders at TransCanada’s annual general meeting of shareholders in 2017.

“Barry has served as chair of the board since 2005,” said Russ Girling, TransCanada’s president and chief executive officer. “During that time, his leadership has been instrumental in growing TransCanada into one of North America’s leading energy infrastructure companies. I know our board and members of the executive leadership team sincerely thank him for his many years of commitment and dedication to TransCanada, and for his guidance and thoughtful insight as chair.”

Mr. Jackson will continue to be a board member, also subject to his re-election at TransCanada’s annual meeting of shareholders in 2017.

Mr. Vanaselja has been a member of TransCanada’s board since May 2, 2014, and is the chair of TransCanada’s audit committee. He also serves on the boards of Great-West Lifeco Inc. and Maple Leaf Sports and Entertainment Ltd.

Mr. Vanaselja was the Executive Vice-President & Chief Financial Officer of BCE Inc. and Bell Canada from January 2001 to June 2015. Prior to joining BCE Inc., he was a partner at the accounting firm, KPMG Canada in Toronto.

He is a member of the Institute of Corporate Directors and the Chartered Professional Accountants of Ontario. Mr. Vanaselja holds an Honours Bachelor of Business degree from the Schulich School of Business. His community involvement has included work with Big Brothers Big Sisters of Toronto, St. Mary’s Hospital, the Heart and Stroke Foundation of Québec and the annual Walk for Kids Help Phone.

The chair of TransCanada’s board serves in a non-executive capacity.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extend over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Third Quarter Report to Shareholders dated November 1, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522